Registration Statement No. 333-275898
Filed Pursuant to Rule 433

CAPPED NOTES WITH ABSOLUTE RETURN BUFFER

Capped Notes with Absolute Return Buffer Linked to the Russell 2000® Index

Issuer	Royal Bank of Canada (“RBC”). References on this page to “we,” “us” or “our” mean RBC.
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	The Russell 2000® Index (Bloomberg symbol: “RTY”)
Payout Profile at Maturity

•  1-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value

•  A positive return equal to the absolute value of the percentage decline in the level of the Market Measure only if the Market Measure does not decline by more than [6.00% to 11.00%] (e.g., if the negative return of the Market Measure is -5.00%, you will receive a positive return of +5.00%)

•  1-to-1 downside exposure to decreases in the Market Measure beyond a [6.00% to 11.00%] decline, with [94.00% to 89.00%] of your principal at risk

Participation Rate	100.00%
Threshold Value	[94.00% to 89.00%] of the Starting Value, to be determined on the pricing date
Capped Value	$11.20 per unit, a 12.00% return over the principal amount
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1000275/000095010325004175/ dp226695_424b2-mlzwg.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Any positive return on the notes is limited. The notes provide for a positive return if the level of the Market Measure increases or does not decrease by more than [6.00% to 11.00%]. However, any positive return on the notes based on the appreciation of the Market Measure will be limited to the return represented by the Capped Value. In addition, the absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value will be [94.00% to 89.00%] of the Starting Value, any positive return due to the depreciation of the Market Measure will be limited to [6.00% to 11.00%]. The actual Threshold Value, and by extension, the cap on the positive return due to the depreciation of the Market Measure, will be determined on the pricing date. Any decline in the Ending Value from the Starting Value by more than [6.00% to 11.00%] will result in a loss, rather than a positive return, on the notes.
•	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
•	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.
•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the securities included in the Market Measure.
•	The initial estimated value of the notes is only an estimate, determined as of a particular point in time by reference to our and our affiliates’ pricing models.
•	The public offering price you pay for the notes will exceed the initial estimated value.
•	The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S, BofAS or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time.
•	A trading market is not expected to develop for the notes.
•	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in the securities included in the Market Measure), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.
•	There may be potential conflicts of interest involving the calculation agent, which is BofAS.
•	The Market Measure sponsor may adjust the Market Measure in a way that affects its level, and has no obligation to consider your interests.
•	You will have no rights of a holder of the securities included in the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•	While we, MLPF&S, BofAS or our respective affiliates may from time to time own the securities included in the Market Measure, we, MLPF&S, BofAS and our respective affiliates do not control the issuers of those securities, and have not verified any disclosure made by any other company.
•	The U.S. federal income tax consequences of an investment in the notes are uncertain.
•	The stocks composing the Market Measure are issued by companies with small-sized market capitalization.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.85	-91.50%
-50.00%	$5.85	-41.50%
-40.00%	$6.85	-31.50%
-20.00%	$8.85	-11.50%
-10.00%	$9.85	-1.50%
-8.50%(1)	$10.85(2)	8.50%
-5.00%	$10.50	5.00%
-3.00%	$10.30	3.00%
0.00%	$10.00	0.00%
2.00%	$10.20	2.00%
3.00%	$10.30	3.00%
5.00%	$10.50	5.00%
10.00%	$11.00	10.00%
12.00%	$11.20(3)	12.00%
20.00%	$11.20	12.00%
30.00%	$11.20	12.00%
40.00%	$11.20	12.00%
50.00%	$11.20	12.00%
60.00%	$11.20	12.00%

(1)	This hypothetical percentage change corresponds to the hypothetical Threshold Value.
(2)	Any positive return based on the depreciation of the Market Measure cannot exceed the return represented by the hypothetical Threshold Value.
(3)	Any positive return based on the appreciation of the Market Measure cannot exceed the return represented by the Capped Value.

RBC has filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that RBC has filed with the SEC, for more complete information about RBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling toll-free 1-800-294-1322.